 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person*
Fernandez Gonzalez, Carlos
(Last)                      (First)                      (Middle)
Grupo Modelo, S.A. de C.V.
Campos Eliseos No. 400 piso 18
(Street)
Lomas de Chapultepec,
(City)                      (State)                      (Zip)
11000 Mexico, D.F.
2. Issuer Name and Ticker or Trading Symbol Anheuser-Busch Companies, Inc. (BUD) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) October 1, 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
COMMON STOCK ($1 par value)	10/01/2002	J (1) |	34 | A | $51.4700	9,465	D (2)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Fernandez Gonzalez, Carlos - October 1, 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Phantom Stock Units	(3)	(3)	A | V	(A) 278		Common Stock - 278			D (3)
Phantom Stock Units	(4)	09/30/2002	A |	(A) 52		Common Stock - 52		330	D (4)
Stock Option (Right to Buy)	$53.5150	05/01/2002	A | V	(A) 5,000	(5) | 04/30/2012	Common Stock - 5,000		5,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: /s/Laura H. Reeves, Attorney-in-Fact ________________________________ 10-02-2002 ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1474 (3-99)

Fernandez Gonzalez, Carlos - October 1, 2002
Form 4 (continued)
FOOTNOTE Descriptions for Anheuser-Busch Companies, Inc. (BUD)

Form 4 - October 1, 2002

Carlos Fernandez Gonzalez
Grupo Modelo, S.A. de C.V.
Campos Eliseos No. 400 piso 18
Lomas de Chapultepec,
Explanation of responses:

(1)   Additional shares acquired in lieu of cash for 2002 annual retainer fee pursuant to the Anheuser-Busch Companies, Inc. Non-Employee Director Elective Stock Acquisition Plan
(2)   In connection with the Rights Agreement adopted by the Company, Preferred Stock Purchase Rights were distributed to shareholders and are deemed to be attached to the shares of Common Stock of the Company listed on this Form. One-quarter of a Preferred Stock Purchase Right is attached to each share of common stock. If and when the Rights become exercisable, the holder of each Right initially would be entitled to purchase one one-hundredth of a share of Series Junior B Participating Preferred Stock at a purchase price of $195 (both the number of fractional shares and the purchase price are subject to adjustment).
(3)   Represents acquisitions of phantom stock units at prices ranging from $46.905 to $52.74 for the period January through July, 2002 under Anheuser-Busch Companies, Inc. Deferred Compensation Plan for Non-Employee Directors.
(4)   Represents acquisitions at $50.615 and balance of phantom stock units under Anheuser-Busch Companies, Inc. Deferred Compensation Plan for Non-Employee Directors.
(5)   Vesting is as follows: 1,667 on 05/01/2003; 1667 on 05/01/2004; and 1,666 on 05/01/2005.

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